NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Announces Increase to Target Dividend Payout Ratio and a Normal Course Issuer Bid

January 22, 2015

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) (“Agrium” or the “Corporation”) today announced it has increased its target dividend payout ratio to 40 percent to 50 percent of free cash flow (net of sustaining capital)1, which is an increase from the previous target of 25 percent to 35 percent of free cash flow (net of sustaining capital).

Agrium also announced the acceptance by the Toronto Stock Exchange (the “TSX”) of Agrium’s Notice of Intention to Make a Normal Course Issuer Bid (the “Bid”). Pursuant to the Bid, Agrium proposes to purchase through the facilities of the TSX, the New York Stock Exchange (the “NYSE”) and/or alternative Canadian trading platforms, from time to time over the next 12 months, if considered advisable, up to 7,185,866 common shares, being 5% of Agrium’s 143,717,326 issued and outstanding shares as of January 19, 2015.

“Increasing our dividend target payout ratio and putting the Bid in place are in alignment with our company strategy and the strength and diversity of our earnings base”, commented Chuck Magro, Agrium’s President and CEO. “We expect our free cash flow generation to increase significantly as we complete our major production capacity expansion projects for nitrogen and potash this year. We believe that the higher payout ratio strikes a balance between returning significant capital to shareholders, while maintaining our core assets and flexibility for growth. The Bid provides an additional avenue to return capital to shareholders, while we also intend to increase our dividend in step with the growth in free cash flow”.

In respect to the Bid, Agrium will be limited to daily purchases of up to 117,313 common shares on the TSX, being 25% of Agrium’s average daily TSX trading volume of 469,253 common shares during the six months ended December 31, 2014, subject to certain prescribed exemptions available under applicable Canadian rules. The maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases. No purchases of common shares have been made by Agrium under a normal course issuer bid during the past 12 months.

Agrium is authorized to make purchases during the period of January 26, 2015 to January 25, 2016 or until such earlier time as the Bid is completed or terminated at the option of Agrium. Any common shares Agrium purchases under the Bid will be purchased on the open market

[1]	“Free cash flow (net of sustaining capital)” is not prescribed by IFRS. See “Additional IFRS Financial Measures”.

through the facilities of the TSX, the NYSE and/or alternative Canadian trading platforms at the prevailing market price at the time of such transaction. Agrium will rely on an automatic purchase plan during the Bid. The automatic purchase plan allows for purchases by Agrium of its common shares during certain pre-determined blackout periods, subject to certain parameters. Outside of these pre-determined black-out periods, shares will be purchased in accordance with management’s discretion.

The Bid has been put in place because Agrium believes that the repurchase of common shares is consistent with Agrium’s objective of delivering a strong return of capital to its shareholders over time. All common shares purchased through the Bid will be returned to treasury for cancellation.

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, agronomic and application services, thereby helping to meet the ever growing global demand for food and fibre. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,300 facilities and over 3,000 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: agricultural, financial and general economic, market and business conditions, and direct and indirect impacts upon our business performance, earnings and free cash flow, and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

Additional IFRS Financial Measures

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. “Free cash flow (net of sustaining capital)” referred to in this news release is not prescribed by IFRS. Agrium defines free cash flow (net of sustaining capital) as cash provided by operating activities, less sustaining capital expenditures. Agrium considers this financial measure to provide useful information to both management and investors in measuring its financial performance and financial condition.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor/Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com